Exhibit 99.1

Wearable Devices Announces ISV Partnership with Fortune 500 Communications Equipment Company

YOKNE-AM ILLIT, ISRAEL, Jan. 10, 2023 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW), a growth company developing a non-invasive neural interface technology for B2B and B2C customers, today announced an Independent Software Vendor (“ISV”) partnership with a Fortune 500 communications equipment company (“the Partner”). The partnership will facilitate an embedded integration of the Mudra neural input technology into the partner’s chipset. The Mudra technology will be able to provide all the partner’s wearable manufacturing customers a Ready-to-Deploy platform for touchless input.

Asher Dahan, Chief Executive Officer of Wearable Devices Ltd., commented, “This is an exciting new partnership for us as we continue to create an identity for our technology and brand in the consumer electronics marketplace. We are thrilled to be engaging with a Fortune 500 communications equipment company, representing both the validation of our innovative technology and our solution’s maturity. This is the first of what we believe will be numerous partnerships with globally recognized companies that are seeking to lead the future of wearable computing and the metaverse by offering touchless and hands free control functions.”

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss potential numerous partnerships with globally recognized companies that are seeking to lead the future of wearable computing and the metaverse by offering touchless and hands free control functions. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to close the offering of the securities; our use of proceeds from our initial public offering; the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our preliminary prospectus dated November 14, 2022 and our other filings with the Securities and Exchange Commission. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

About Wearable Devices Ltd.

Wearable Devices Ltd. (the “Company”), a growth company developing a non-invasive neural input interface technology in the form of a wrist wearable band for controlling digital devices using subtle finger movements. Our company’s vision is to create a world in which the user’s hand becomes a universal input device for touchlessly interacting with technology, and we believe that our technology is setting the standard input interface for the Metaverse. Since our technology was introduced to the market, we have been working with both Business-to-Business and Business-to-Consumer customers as part of our push-pull strategy. Combining our own proprietary sensors and Artificial Intelligence, or AI, algorithms into a stylish wristband, our Mudra platform enables users to control digital devices through subtle finger movements and hand gestures, without physical touch or contact. For more information, visit https://www.wearabledevices.co.il/.

Investor Relations Contact

John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200
wearabledevices@imsinvestorrelations.com